Via Facsimile and U.S. Mail
Mail Stop 6010


November 23, 2005


Mr. William B. Yarmuth
Chairman, President and CEO
Almost Family, Inc.
9510 Ormsby Station Road, Suite 300
 Louisville, KY 40223

      Re:	Almost Family, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
	            Filed March 31, 2005
		File No.  1-09848

Dear Mr. Yarmuth:

      We have reviewed your Form 10-K/A filed November 14, 2005 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amended Form 10-K for Fiscal Year Ended December 31, 2004

Item 9A. Controls and Procedures

In disclosure type format, describe the effect of the restatement on
the officers` conclusions regarding the effectiveness of the company`s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the
basis for the officers` conclusions.
*    *    *    *

      Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your response to our comments. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Sasha Parikh, Staff Accountant, at (202)
551-
3627 or Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant


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William Yarmuth
Almost Family Inc.

November 23, 2005
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